January 13, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:	Altisource Residential Corporation

Registration Statement on Form S-11 (SEC File No. 333-192422)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Altisource Residential Corporation that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 p.m., Eastern Time, on January 15, 2014 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we expect to distribute the following approximate number of copies of the preliminary prospectus dated January 13, 2014 through the date hereof:

No. of Copies
Institutions	1,531
Prospective Underwriters, Dealers and Others	1,781

Total	3,312

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Mark Gracia
Name: Mark Gracia
Title: Vice President

Credit Suisse Securities (USA) LLC

By:	/s/ David Stolzar
Name: David Stolzar
Title: Director

Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
Name: Frank Bruni
Title: Managing Director, Head of Financials ECM

Wells Fargo Securities, LLC

By:	/s/ David Herman
Name: David Herman Title: Director

For themselves and as Representatives of other Underwriters named in Schedule I to the Underwriting Agreement